Eric C. Jensen	VIA EDGAR
+ 1 650 843 5049
ejensen@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
July 28, 2022
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:    Kathleen Collins, Accounting Branch Chief
Joyce Sweeney, Senior Staff Accountant
Re:    Tenable Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2021
    Filed February 25, 2022
    Form 8-K furnished April 26, 2022
    File No. 001-38600
Ladies and Gentlemen:
On behalf of Tenable Holdings, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 13, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 25, 2022 and the Company’s Current Report on Form 8-K furnished on April 26, 2022.
The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

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Form 10-K for year ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 44
1.We note your disclosure regarding recurring revenues. Please tell us, and in future filings disclose, whether you include subscription software license revenues that are recognized upon delivery within your measure of recurring revenue. Also, tell us the amount of such subscription software revenues recognized for each period presented.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in 2021, subsequent to its acquisition of a solution for which revenue is recognized upon delivery it has included subscription software license revenues that are recognized upon delivery within its measure of recurring revenue, as these arrangements are eligible for renewal unlike a perpetual license, and therefore recur. The amount of such revenue was approximately $7.8 million, or 1.4% of total revenue, in the year ended December 31, 2021. The Company did not have such revenue in the years ended December 31, 2020 and 2019.
The Company further advises the Staff that the Company will disclose that subscription software license revenues that are recognized upon delivery are included within its measure of recurring revenue in its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
Factors Affecting Our Performance, page 45
2.We note that evaluate your ability to expand sales with existing customers by assessing your dollar-based net expansion rate on a last twelve months basis and that such rate exceeded 110% for fiscal 2021. Please tell us, and in future filings disclose, the specific percentage of the dollar-based net expansion rate for each period presented. Also, tell us and disclose whether software license revenues, which are recognized upon delivery and included within subscription revenues, are included in the calculation of annual recurring revenue (ARR). Lastly, tell us and disclose the percentage of ARR related to multi-year sales for each period presented to provide further context to your disclosure of the alternative dollar-based net expansion rate. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
The Company acknowledges the Staff’s comment and respectfully advises the Staff the dollar-based net expansion rate has historically fluctuated and is expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including the Company’s existing customers' satisfaction with the Company’s solutions, the pricing of the Company solutions, the availability to customers of competing solutions and the pricing thereof, and the timing of customer renewals. In addition, the Company’s sales pipeline opportunities vary from quarter to quarter between new customers and expansion from existing customers, and its sales force is not incentivized to prioritize one over the other. Given the number of variables and, therefore, the inherent short-term fluctuation of this metric, the Company does not manage its business to maximize the percentage on a quarterly basis, but believes a dollar-based net expansion rate above 110% is indicative of strong customer retention. An increase or decline, even of several percentage points, on a quarterly basis does not mean that customer retention is materially changed. Given this fluctuation and how the Company uses the metric, it believes that disclosing the specific percentage of the dollar-based net expansion rate for each quarterly period would be misleading and could be confusing to investors. As a result, the Company will disclose the specific percentage of the dollar-base net expansion rate for each annual period presented on Form 10-K filed with the Commission beginning with the Company’s Annual Report

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com on Form 10-K for the year ending December 31, 2022. The Company further advises the Staff that it will continue to disclose in its Quarterly Reports on Form 10-Q that the dollar-based net expansion rate for the period presented exceeded 110%, to the extent that remains accurate, as it believes that level indicates continued strong customer retention. The Company further advises the Staff that if the dollar-based net expansion rate as of the end of a quarterly reporting period were to drop below the Company’s previously disclosed floor of 110%, the Company would disclose that in its Quarterly Report on Form 10-Q.
The Company respectfully advises the Staff that net-dollar expansion rate was as follows for the quarters presented:

	Q1 '19	Q2 '19	Q3 '19	Q4 '19	Q1 '20	Q2 '20	Q3 '20	Q4 '20	Q1 '21	Q2 '21	Q3 '21	Q4 '21	Q1 '22	Q2 '22
Dollar-based net expansion rate	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
The Company respectfully advises the Staff that it does include subscription software license revenues that are recognized upon delivery as described further in the Company’s response to comment one above within its measure of ARR, and the Company will disclose this in its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
The Company respectfully advises the Staff that multi-year sales comprised approximately 14% of the total ARR impacting the alternative dollar-based net expansion rate during the year ended December 31, 2021. The Company did not present this alternative dollar-based net expansion rate prior to 2021. The Company further advises the Staff that the Company will disclose the percentage of ARR related to multi-year sales to provide context to this metric its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
Key Operating and Financial Metrics
Free Cash Flow and Unlevered Free Cash Flow, page 48
3.We note that your non-GAAP liquidity measure of unlevered free cash flow includes an adjustment for cash interest paid. Please revise to remove this adjustment as charges that require cash settlement cannot be excluded from a non-GAAP liquidity measure in a filed document. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company included unlevered free cash flow, including an adjustment for cash interest paid, in its Annual Report on Form 10-K for the year ended December 31, 2021 to ensure that metrics included in its earnings release filed as an exhibit to the Company’s Current Report on Form 8-K furnished to the Commission on February 1, 2022 were also included in its Annual Report on Form 10-K. The Company will remove unlevered free cash flow from its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

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Results of Operations, page 55
4.Please tell us and in future filings revise to include a discussion regarding the various factors that contributed to your revenue growth. At a minimum, address in quantified terms the increase in revenue from new versus existing customers. Refer to Item 303(a) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will continue to disclose the change in revenue driven by subscription, perpetual license and maintenance, and professional services and other in tabular format, as well as the change in U.S. and International revenue. In addition, the Company will disclose the change in revenue driven by new enterprise customers in its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
5.We note your discussion of interest (expense) income, net and (benefit) provision for income taxes on pages 53 and 54 qualitatively discuss multiple factors that impacted these line items, however, you do not include a further discussion of such changes within Results of Operations. In future filings, when there are material changes to a line item, please describe the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that as appropriate, the Company will discuss the underlying reasons for material changes to a line item (including, but not limited to, its discussion of interest (expense) income, net and (benefit) provision for income taxes) in both quantitative and qualitative terms, including the impact of offsetting factors, in its future reports on Forms 10-Q and 10-K filed with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
Form 8-K furnished April 26, 2022
Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3
6.You state that you believe your non-GAAP measure of unlevered free cash flow is useful as a liquidity measure since it measures the cash that is available to invest in your business and meet your current and future financing needs. To the extent you continue to provide this measure in any future filings furnished with the Commission, please revise to avoid implying that such measure represents the residual cash flow available for discretionary expenditures, since there are non-discretionary expenditures that are not deducted from the measure. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its description of unlevered free cash flow in future filings furnished with the Commission as follows:
We define unlevered free cash flow as free cash flow plus cash paid for interest and other financing costs. We believe unlevered free cash flow is useful as a liquidity measure as it measures the cash that is available to invest in our business and meet our current debt commitments and future financing needs. However, given our debt obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expenses.
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Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ Eric C. Jensen
Eric C. Jensen
cc:    Amit Yoran, Tenable Holdings, Inc.
Stephen A. Vintz, Tenable Holdings, Inc.
Stephen A. Riddick, Tenable Holdings, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 t: (650) 843-5000 f: (650) 849-7400 cooley.com